UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar and Sumitomo Agree to Terminate Contract

We, LDK Solar Co., Ltd., have announced that we have reached an agreement with Japan-based Sumitomo Corporation to terminate our long-term solar wafer supply agreement. Under the terms of the agreement, originally signed in September 2008, we were to supply multicrystalline silicon wafers to Sumitomo over an eight-year period, beginning in 2009 and extending through 2016. As part of the original agreement, Sumitomo made an advance payment representing a portion of the contract value to us. In exchange for our agreement to terminate the supply agreement, Sumitomo has agreed to pay us a settlement amount totaling $33.4 million. We are assessing the financial impact on our full year 2012 earnings of the Sumitomo termination and related contract termination charges.

Our press release issued on November 6, 2012 is attached hereto as Exhibit 99.2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.

By:	/s/ Jack Lai

Name:	Jack Lai
Title:	Chief Financial Officer

Date: November 6, 2012

Exhibit 99.2

LDK Solar and Sumitomo Agree to Terminate Contract

XINYU CITY, China and SUNNYVALE, Calif., November 6, 2012—LDK Solar Co., Ltd. (“LDK Solar”) (NYSE: LDK), a leading vertically integrated manufacturer of photovoltaic (PV) products, today announced that it has reached an agreement with Japan-based Sumitomo Corporation to terminate their long-term solar wafer supply agreement.

Under the terms of the agreement, originally signed in September 2008, LDK Solar was to supply multicrystalline silicon wafers to Sumitomo over an eight-year period, beginning in 2009 and extending through 2016. As part of the original agreement, Sumitomo made an advanced payment representing a portion of the contract value to LDK Solar. In exchange for LDK’s agreement to terminate the supply agreement, Sumitomo has agreed to pay LDK Solar a settlement amount totaling $33.4 million.

“We are pleased to have reached a mutually agreeable conclusion to our 2008 wafer supply contract with Sumitomo,” stated Xiaofeng Peng, Chairman of LDK Solar. “We look forward to establishing a new commercial relationship with Sumitomo. We will continue to work closely with our customers and partners as we navigate the current industry challenges.”

LDK Solar is assessing the financial impact on its full year 2012 earnings of the Sumitomo termination and related contract termination charges.

About LDK Solar (NYSE: LDK)

LDK Solar Co., Ltd. (NYSE: LDK) is a leading vertically integrated manufacturer of photovoltaic (PV) products. LDK Solar manufactures polysilicon, mono and multicrystalline ingots, wafers, cells, modules, systems, power projects and solutions. LDK Solar’s headquarters and principal manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing projects, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the PV industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

For more information contact:

Lisa Laukkanen

The Blueshirt Group for LDK Solar

lisa@blueshirtgroup.com

+1-415-217-4967

Jack Lai

Executive VP and CFO

LDK Solar Co., Ltd.

IR@ldksolar.com

+1-408-245-8801

Sumitomo Corporation contact:

Makoto Tsurutani

makoto.tsurutani@sumitomocorp.co.jp

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